

August 28, 2017

Registrant	File No.	Form	Original Filing Date	Amended Filing Date	Explanation
Pioneer Money Market Trust	811-05099	N-CSR/A	3/1/17	8/28/17	The Registrant amended the Form N-CSR for the period ended December 31, 2016 to correct, the date on the 906 certification.